SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nkarta, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65487U 108

(CUSIP Number)

Miran Ahmad

Chief Financial Officer

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,868,035 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,868,035 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,868,035 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.9% (3)
14.	Type of Reporting Person (see instructions) PN

[1]
[2]

Samsara LP is the record owner of 2,868,035 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares.

[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 48,813,720 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”) as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

1.	Name of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,868,035 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,868,035 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,868,035 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.9% (3)
14.	Type of Reporting Person (see instructions) OO

[1]	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
[2]

Samsara LP is the record owner of 2,868,035 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares.

[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 48,813,720 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”) as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

1.	Name of Reporting Persons Srinivas Akkaraju, MD, PhD
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,868,035 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,868,035 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,868,035 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.9% (3)
14.	Type of Reporting Person (see instructions) IN

[1]	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
[2]

Samsara LP is the record owner of 2,868,035 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares.

[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 48,813,720 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”) as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

Explanatory Note

This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2020 (the “Original Schedule 13D”) relates to the Common Stock of Nkarta, Inc. (the “Issuer”), as a result of the Samsara LP’s purchase of shares of Common Stock in a public offering by the Issuer in April 2022.

Items 3 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On April 28, 2022, Samsara LP purchased 833,333 shares of Common Stock from the underwriters of a public offering of the Issuer’s common stock at a price of $15.00 per share, for an aggregate purchase price of $12.5 million.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,868,035 shares of Common Stock.

The funds used by the Reporting Entities to acquire the Samsara LP Shares described herein was from working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 14, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Samsara LP (1)	2,868,035	0	2,868,035	0	2,868,035	2,868,035	5.9%
Samsara GP (1)	0	0	2,868,035	0	2,868,035	2,868,035	5.9%
Managing GP (1)	0	0	2,868,035	0	2,868,035	2,868,035	5.9%

(1)	Samsara LP is the record owner of 2,868,035 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner may also be deemed to own beneficially the Samsara LP Shares.

(2)	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 48,813,720 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”) as of November 7, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

(c)	None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, share beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMSARA BIOCAPITAL, L.P. By: Samsara BioCapital GP, LLC Its: General Partner

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SAMSARA BIOCAPITAL GP, LLC

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SRINIVAS AKKARAJU
/s/ Srinivas Akkaraju